  Page 1 – Confidential Treatment Requested by Alarion Financial Services, Inc.

Unredacted copy sent to the SEC’s Division of Corporation Finance

February 28, 2012

William Schroeder, Staff Accountant

Paul Cline, Staff Accountant

United States Security and Exchange Commission

Washington, D.C. 20549

Re: Alarion Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 16, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 14, 2011

File No. 000-51843

Dear Mr. Schroeder and Mr. Cline:

Below please find our responses, in italics, to your comments provided in your letter to us dated February 1, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 3

1.	We have read your response to comment 1 of our letter dated October 29, 2011. Please revise future filings to state whether management believes the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP.

In future filings, the following will be added:

Management believes that the allowance for loan losses at September 30, 2011 appropriately reflects the risk inherent in the portfolio. The methodologies used in the calculation are in compliance with regulatory policy, with Financial Accounting Standards (FAS) Numbers 5 and 114 and on the requirements of US GAAP.

  Page 2 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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Lending Activities, page 5

2.	We have read your response to comment 3 of our letter dated October 29, 2011; however, it appears that you did not address several of the bullet points. We reissue prior comment 3 in its entirety. In your next response, specifically address how your disclosures include the information cited in that comment.

Comment 3: Please provide us and revise future filings to include an expanded discussion of your underwriting policies and procedures. Your current disclosures appear overall generalized and could apply to any lending institution. Please revise this section or elsewhere, as appropriate to address the following:

•

Provide a detailed discussion of the underwriting policies and procedures you follow in determining the appropriateness of issuing a loan. Your revisions should provide a chronology of the underwriting policies and procedures used to underwrite the loans held in your portfolio and not merely a discussion of your current policies.

Loan Underwriting standards have tightened during this economic cycle. Over the last three years, policy and procedure changes included establishing CRE portfolio guidelines by type with reduction goals; adding stress testing to all CRE analysis for interest rates, vacancy and rental rates; requiring proof of liquidity; decreasing loan authority from $750,000 to $500,000 in aggregate customer exposure that requires Board approval; requiring all second mortgage consumer loans be approved by a senior manager. Acquisition, Development and Construction loans (ADC) have been reduced significantly from $49.1 million on 12/31/09 to $32.1 million on 12/31/10 and $22.7 million on 12/31/11. Income producing property and ADC loans (CRE) have been reduced from $124 million on 12/31/09 to $92 million on 12/31/10 and $83 million on 12/31/11 and any new credit extensions are critically reviewed.

In evaluating individual loan requests, the bank considers the borrower’s current and future cash flow; income sources and stability; credit history with Alarion and others; liquidity; contingent debts and overall liability structure; and collateral coverage.

•

Discuss acceptable loan to value ratios, FICO scores, and all other significant criteria you apply in determining whether to underwrite a loan. In this regard, discuss how your criteria have changed (e.g. loosened or tightened) as you have progressed through the current economic cycle, if applicable.

Loan to Value ratios for new loans have been reduced for second mortgage loans from 89.99% to 85% and vacant lots from 100% to 75%. All other ratios follow Federal lending guidelines. Credit scores are a tool in the evaluation of loan requests but the bank does not utilize a scoring model for approving loans. Rather, credit history with Alarion and others is reviewed on all loan decisions. An analysis worksheet providing guidelines for loan limits is now performed for unsecured loans. Finally, debt service coverage ratios of 1.25X have been implemented on most commercial loan types.

  Page 3 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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•

Discuss whether or not you have underwritten any sub-prime loans, including how you define that term; hybrid loans, low documentation or no documentation loans and describe their characteristics and terms, as applicable. Include qualitative and quantitative information for these loans.

Alarion Bank does not originate sub-prime loans which it defines as those without income verification, asset verification, nor high cost mortgage loans, as defined by federal definitions.

•

Describe the types of variable rate interest loans that you underwrite and whether or not they are underwritten at the fully indexed rate, clarifying how you capture interest rate risk in determining whether or not to underwrite them.

All loan classes (Residential, Consumer and Commercial) have adjustable rate products offered. Teaser rates are generally not offered, so the initial interest rate corresponds to the index plus the margin. Weaker borrowers and all CRE credits are reviewed for the impact of increasing rates in the future to make sure the customer has the continued ability to repay the debt.

•	For your acquisition, construction and development loans, describe in detail how you monitor these loans, including the associated projects, and the extent to which they include interest reserves.

No loans have bank funded interest reserves. Borrowers are sometimes required to deposit in the bank sufficient funds or liquidity to demonstrate the ability to repay loans secured by non income producing property. Monitoring of Acquisition, Development and Construction (ADC) and non owner occupied CRE loans includes annual reviews on all commercials relationships in excess of $100,000 plus site visits quarterly on land loans in excess of $100,000 and income property loans in excess of $250,000. Semi-annual site visits are conducted if the loan amount is below those thresholds. Activity and concentration reports are provided monthly to the Board of Directors Loan Committee.

•

Regarding your second mortgage loans (home equity), please disclose the extent to which you hold the first mortgages and to discuss how you monitor the borrower’s risk of default on the first mortgage for loans where you do not hold the first mortgage.

Home equity loans are provided to borrowers both with Alarion first mortgages as well as other bank’s first mortgages. Credit bureau reports are utilized to make sure the existing first in not in arrearages, both at the time of origination and when reviewed in the future.

•

Clarify your reference in footnote 3 to the financial statements to interest only loans, discussing the extent to which you underwritten loans that provide an interest only feature. Please quantify the amount of these loans in your portfolio by loan type.

  Page 4 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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Interest only loans are occasionally granted (outside of standard personal and business lines of credit) where there is a defined repayment source at a future time and the borrower has the capacity to service the required debt service. Examples would include short term business loans for seasonal purchases, bridge financing pending a property or asset sale, and home construction financing for homebuilders where the loan will be repaid from the sale of the house. Acquisition and development loans were also previously underwritten this way, but no new A&D loans have been originated since 2009. Quantifying these loans by loan type is being developed but not available at the present time.

Management’s Discussion and Analysis of financial Condition and Results of Operations Classification of Assets and Potential Problem Loans, page 32

3.	We have read your response to comment 5 of our letter dated October 29, 2011. We believe you need to include more information as described in our comment in order to comprehensively bridge the gap between changes in credit quality of your loan portfolio, the amount of your provision for loan losses recorded during the period and the amount of allowance for loan losses at period end. We reissue prior comment 5 in its entirety. In your next response, specifically address the information cited in that comment.

Comment 5: Please tell us in detail and revise your future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses. In your response, please address the periods disclosed in this Form 10-K and the periods reported on Form 10-Q through June 30, 2011.

In future filings, the following will be added:

When loans deteriorate causing an additional risk, the appropriate historical loss factor used in the allowance for loan losses calculation may be increased to provide for an increased loan loss provision and increased allowance for loan losses accordingly.

During 2011, Non Accrual loans changed from $5.8 million as of 12/31/10 to $6.7million as of 12/31/11; OREO changed from $5.7 million to $4.5million; and the total of non-performing loans changed from $11.5 million to $10.2 million. In 2011, Alarion charged off $3.2 million in loans and contributed $4.4 million to the ALLL. The amount of the ALLL changed from $4.1 million on 12/31/10 to $5.4 million as of 12/31/11 and now represents 2.70% of loans outstanding.

  Page 5 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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Loans graded Substandard decreased from $20.3 million on 12/31/10 to $15.8 million on 12/31/11, a decrease of 22%. Past Due loans 1-90 days changed from $7.4 million to $4.9 million during that same time period.

Note (9)-Income Taxes

4.	We have read your response to comment 13 to our letter dated October 29, 2011; however, the positive evidence you provided is not persuasive given the significant amount of negative evidence. Also, we re-emphasize ASC Subtopic 740-10-30-23, noting the cumulative loss in recent years and additional losses in the nine months ended September 30, 2011. We reissue prior comment 13. In your response carefully and fully describe each piece of positive evidence and negative evidence considered by management. Refer to ASC Subtopic 740-10-30-21 through 25.

Comment 13: Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Please provide detailed disclosure of both the positive and negative evidence used to support your decision under ASC Subtopic 740-10-30- 21 and 22. Also, we emphasize ASC Subtopic 740-10-30-23. In this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome.

Recoverability of deferred tax assets

At December 31, 2011, Alarion Financial Services, Inc. (the “Company”) had a net deferred tax asset of approximately $4.5 million.

Paragraph 21 of FAS109 requires companies to look at four possible sources of taxable income to realize a tax benefit for its deductible temporary differences and carryforwards. These four items include

(i)	reversals of existing temporary differences,

(ii)	future taxable income exclusive of reversing temporary differences

(iii)	income in carryback years and

(iv)	tax-planning strategies.

Reversals of temporary differences

The Company has approximately $4.5 million of net deferred tax assets at December 31, 2011. There are currently no deferred tax liabilities available to offset the deferred tax asset through either normal reversals or through the use of various tax-planning strategies netted against this deferred tax asset.

Future taxable income exclusive of reversing temporary differences

The Company reported a net loss in 2011, 2010 and 2008. However, net income was reported in 2009 and 2007. There has been no taxable income or taxes paid to the IRS and state of Florida.

  Page 6 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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Based on taxable income projections, it is anticipated that the Company’s pre-tax book income will be approximately $790 thousand over the next four quarters based on updated book income projections completed in December 2011. It is anticipated that taxable income would continue to grow for quarters beyond that initial period.

However, the Company does have cumulative losses for financial statement purposes as of December 31, 2011.

(in thousands)
2009 Pre-tax Net Income:	$64,000
2010 Pre-tax Net Loss	(5,009,000)
2011 Pre-tax Net Loss	(4,439,000)

Cumulative Three Year Pre-tax Loss	$(9,384,000)

This cumulative financial statement loss is driven almost exclusively by a significant provision for loan losses of $12.1 million over the same time period.

Pursuant to FASB ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The guidance of FASB ASC 740 (formerly FASB 109) provides that all positive and negative evidence should be considered in making this determination. Within the guidance there is no “three year test” required as it is too difficult to define recent years, and that an entity that comes in and out of a cumulative three year loss should consider all positive and negative evidence. Further, the standard for meeting the test as to whether or not future taxable income can be used is “more likely than not”. The guidance affirmed that a company does not have to meet an “assured beyond a reasonable doubt” threshold when overcoming the strong negative evidence of a cumulative three year loss.

The SEC in numerous speeches has mentioned that a cumulative loss for three years creates a “rebuttable presumption” that a valuation allowance is required for deferred tax assets that are only realizable from income from future operations.

Based on the above, both the FASB and SEC believe that a cumulative loss for three years creates negative evidence regarding the utilization of future income that is difficult to overcome. However, nowhere does it provide that this negative evidence cannot be overcome. Instead, we have to indicate why we believe it is more likely than not that we will have future income to offset our deferred tax assets that are dependent upon future income.

The primary cause of the cumulative losses is provision for loan losses. In 2010 through 2011, the Company continued to take an aggressive approach to addressing its problem credits through write-downs and provision for loan losses. This approach created significant provision expenses and consequently, book losses in 2010 and 2011. In 2009, the Company reported annual consolidated net income of $7 thousand. In 2010 and through 2011, the Company experienced increases in problem loans and subsequently OREO properties, requiring charge-offs and write-downs to record at current fair market values. Excluding the loan loss provision expense and OREO expenses, the Company had positive pre tax book income through this period, $3.0 million in 2010 and $2.2 million in 2011.

  Page 7 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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The table and graph below shows the Company’s annual pre tax book income, excluding the loan loss provision and OREO expenses discussed above. Actual earnings are shown for 2009, 2010 and 2011. Projected earnings are shown for 2012, 2013 and 2014.

	Actual Year 2009	Actual Year 2010	Actual Year 2011	Projected Year 2012	Projected Year 2013	Projected Year 2014
(000’s)
Pre-tax Book Income (loss) before loan loss provision and OREO expenses	$1,208	$3,032	$2,161	$2,593	$3,178	$3,348
Loan Loss Provision	1,012	6,635	4,460	1,200	1,200	1,200

OREO Expenses	132	1,406	2,140	600	480	360

Pre-tax Book Income (loss)	$64	($5,009)	($4,439)	$793	$1,498	$1,788

Management has taken an aggressive approach to generate additional non interest fee income from the origination and sale of residential loans to the secondary market. This is being done by establishing low-cost loan production offices in select markets.

The table below shows the historical and projected efficiency ratio (1) for the wholly-owned subsidiary of the Company, Alarion Bank. The ratio is first calculated with the effect of OREO expenses, and then excluding OREO expenses, to illustrate the core earnings capacity.

	Actual 2009	actual 2010	actual 2011	projected 2012	projected 2013	projected 2014
(000’s)
Net Interest Income	7,404	8,788	8,709	9,615	10,091	10,251
Non Interest Income	1,370	2,110	2,223	2,991	3,782	4,385
Non Interest Expense[2]	7,472	7,724	8,685	9,913	10,595	11,188
OREO Expense	132	1,086	2,067	600	480	360
Ratio (including OREO Expense)	86.7%	80.8%	98.4%	83.4%	79.8%	78.9%
Ratio (excluding OREO Expense)	85.2%	70.9%	79.4%	78.6%	76.4%	76.4%

[1]

Efficiency ratio defined as Noninterest expense expressed as a percentage of the sum of net interest income plus noninterest income. This ratio measures the proportion of net operating revenues absorbed by overhead expenses — the lower the ratio the greater the operating efficiency of the institution

[2]	excludes OREO Expenses

  Page 8 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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In addition, management has been aggressively working to improve net interest margin. Net interest margin bottomed out in the first quarter 2009 and has improved despite a position to remain very liquid (i.e. high levels of overnight funds sold or invested in interest bearing bank accounts). Management has reduced the amount of overnight funds sold during the fourth quarter 2011 which has significantly improved the net interest margin while still maintaining a high level of liquidity. As rates rise, these overnight funds will be invested in high quality higher yielding bonds or be used to offset high cost maturing time deposits. Although this is a slow process as rates have remained extremely low making it difficult to buy a significant amount of securities, both of these strategies will improve net interest margin.

The table below shows the historical and projected net interest margin for Alarion Bank.

	Actual	actual	actual	projected	projected	projected
	2009	2010	2011	2012	2013	2014
Net Interest Income	7,404	8,788	8,709	9,615	10,091	10,251
Net Interest Margin	2.78%	3.05%	3.20%	3.70%	3.80%	3.78%

Management has also been working aggressively to reduce the amount of nonperforming assets as the Company is beginning to benefit from general economic improvements in the local communities it serves. The nonperforming assets to total assets were 4.02% at December 31, 2010 decreasing to 3.85% at December 31, 2011, with OREO decreasing from $6,359,000 at December 31, 2010 to $4,523,000 at December 31, 2011. The Company has consistently maintained nonperforming assets to total assets below the aggregate average of all Florida FDIC insured institutions.

The table below shows the historical and projected nonperforming assets to total assets for the Company, as compared to all Florida FDIC insured institutions. (Source for Florida insured institutions statistics: FDIC)

	Actual	actual	actual	projected	projected	projected
	2009	2010	2011	2012	2013	2014
Alarion Financial Services, Inc.	1.42%	4.02%	3.85%	3.25%	3.00%	2.75%
Florida FDIC Insured Institutions	6.49%	6.09%	6.18%[1]

[1]	FDIC ratio as of September 30, 2011

To summarize, the Company has a cumulative three-year book loss of approximately $9.4 million at December 31, 2011. This book loss was primarily driven by a $12.1 million in provision for loan losses during this same time frame.

The positive evidence overcoming the rebuttable presumption that a deferred tax valuation allowance should be taken include (1) the Company continues to have consistent core earnings exclusive of the provision for loan losses and OREO expenses, (2) the Company has had taxable

  Page 9 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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income in 2009, (3) the Company continues to maintain a significant amount of liquidity, (4) the Company continues to see an improvement in the net interest margin, (5) the Company is seeing general economic improvement in the communities it serves as evidenced in the decrease in OREO and decrease in nonperforming assets, (6) Alarion Bank is categorized as “well capitalized” at December 31, 2011 under the regulatory framework for prompt corrective action, and (7) the Company’s balance sheet composition is positioned such that an increase in rates is expected to increase core net interest income. This will enable the Company to be better positioned to return to profitability once provision for loan losses stabilize as expected.

Overall, the Company expects to return to financial statement profitability as its nonperforming asset issues have stabilized. We expect that we can continue to absorb charge-offs without fully replenishing the allowance as our credit trends continue to improve. However, the rebuttable presumption of a three year cumulative loss is difficult to overcome under GAAP, therefore, the Company will also consider additional positive evidence that does not include its internal projections of future taxable income.

Tax-Planning Strategies

In some circumstances, there are actions (including elections for tax purposes) that:

•	Are prudent and feasible

•	An entity ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused

•	Would result in realization of deferred tax assets.

Some tax planning strategies to be employed to generate taxable income would be to:

a.	Currently, the bank only recognizes interest on non-accrual loans that we believe is truly uncollectible (i.e. a bad debt charge-off is taken for tax purposes on the uncollectible amount). Contractually, the interest is still owed to the bank and the bank could recognize this as taxable income until the loan is sold, transferred to other real estate owned or we cease future collection efforts on the loan. If this less aggressive approach is taken, additional amounts would be taken as taxable income even though it is not recognized as book income.

b.	The Bank could also revoke its election to not defer loan costs associated with loans. If this were done, it would generate approximately $0.2 million in taxable income in 2012.

c.	The Bank could sell its securities that are available-for-sale and that have an unrealized gain. Those securities have a gross unrealized gain of approximately $473 thousand. The bonds with an unrealized loss at December 31, 2011 will be held to recovery, which may be maturity, thus no deferred tax asset valuation allowance would be required for these bonds.

Summary of items under FASB ASC 740-10-30-18

Using the items enumerated in FASB ASC 740-10-30-18, there is opportunity to offset deferred tax assets through future tax planning strategies. Management believes that we will have future taxable income to also offset the deferred tax asset, due to the weighting of positive and negative evidence; it will not utilize projected future taxable income alone to offset the deferred tax asset for purposes of determining whether or not a valuation allowance should be recorded.

  Page 10 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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Although cumulative book income is a loss for the past three years it is due primarily to three items (i) provision for loan losses (ii) OREO expenses and (iii) a compressed net interest margin. The provision for loan losses is due to the current economic cycle for which management has been proactively identifying and recognizing. Although it is not expected that these losses will continue to fully offset core bank earnings beyond 2011 as demonstrated by the Company’s past history of taxable income despite significant charge-offs in those years.

Looking at the negative and positive evidence, management believes that it is unlikely that the Company will not be able to generate sufficient taxable income to offset its deferred tax asset. Regardless, the accounting rules make it extremely difficult to overcome negative evidence of a cumulative three year loss. To offset the deferred tax asset, the Company has certain tax strategies in which it can employ to accelerate deferred tax liabilities and/or generate additional taxable income to offset the deferred tax assets.

To summarize, the Company has a deferred tax asset at December 31, 2011 of approximately $4.5 million.

Below is a summary of items that could be used to offset this deferred tax asset that is dependent on future income and tax planning strategies:

GAAP

Projected Pre-tax Net Income for 36 month period per modified projections	$4,079,000
Addback: – Sale of Securities AFS	473,000

Consolidated Taxable Income Projection	$4,552,000

Based on the above computation, $4.6 million is available to offset $4.5 million of DTA dependent on future taxable income and tax planning strategies. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The factors discussed indicate there is not a sustainable loss history, as the Company operates profitability before provisions for loan losses and OREO expenses. Because of this excess, no valuation allowance is deemed to be necessary at December 31, 2011.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Page 11 – Confidential Treatment Requested by Alarion Financial Services, Inc.

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•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (352) 547-1222 if you have any questions regarding the above responses.

Sincerely,

/s/ Matthew Ivers

Matthew Ivers
Senior Vice President and Chief Financial Officer